Exhibit 99.169

QUALIFICATION CERTIFICATE

To:	Alberta Securities Commission (as principal regulator)

And To:	The securities commission or similar regulatory authority of the Provinces of British Columbia, Ontario, Autorité des Marchés Financiers, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, and the Territories of Yukon, Northwest Territories and Nunavut.

Re:	High Tide Inc. (the “Issuer”)

This Qualification Certificate is provided pursuant to Section 4.1(a)(ii) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) in connection with the filing of a preliminary short form base shelf prospectus dated April 8, 2021 (the “Preliminary Prospectus”) by the Issuer for the distribution of its securities. The Issuer is relying on section 2.2 of NI 44-101 and section 2.2 of National Instrument 44-102 to qualify to file a short form prospectus. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in NI 44-101 and National Instrument 44-102.

The undersigned, Rahim Kanji, the Chief Financial Officer of the Issuer, does hereby certify for and on behalf of the Issuer (and without personal liability):

(a)	The Issuer is an electronic filer under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval.

(b)	The Issuer is a reporting issuer in at least one jurisdiction of Canada.

(c)	The Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction (i) under applicable securities legislation, (ii) pursuant to an order issued by the securities regulatory authority, or (iii) pursuant to an undertaking to the securities regulatory authority.

(d)	the Issuer has, in at least one jurisdiction in which it is a reporting issuer, (i) current annual financial statements, and (ii) a current AIF;

(e)	The Issuer’s equity securities are listed and posted for trading on a short form eligible exchange and the Issuer is not an issuer, (i) whose operations have ceased, or (ii) whose principal asset is cash, cash equivalents, or its exchange listing.

(f)	All material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus.

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IN WITNESS WHEREOF, the undersigned has signed this Qualification Certificate this 8th day of April, 2021.

HIGH TIDE INC.

Per:	“Rahim Kanji”
Rahim Kanji Chief Financial Officer